U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                              SEC File No.: 0-15385

                              CUSIP No.: 682411202


(Check One):
Form 10-K ___  Form 20-F ___  Form 11-K ___   Form 10-Q _X_  Form N-SAR ___

                         For Period ended: August 2, 2003.

                                    ___ Transition Report on Form 10-K
                                    ___ Transition Report on Form 20-F
                                    ___ Transition Report on Form 11-K
                                    ___ Transition Report on Form 10-Q
                                    ___ Transition Report on Form N-SAR

     For the Transition Period Ended: _____________________________________

         ---------------------------------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
         ---------------------------------------------------------------

                   Nothing in this form shall be construed to
                          imply that the Commission has
                       verified any information contained
                                     herein.

                 If the notification relates to a portion of the
               filing checked above, identify the Item(s) to which the notification relates:_________________________

PART I - REGISTRANT INFORMATION

                         One Price Clothing Stores, Inc.
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                             Full Name of Registrant

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                            Former Name if Applicable
                Highway 290, Commerce Park, 1875 East Main Street
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            Address of Principal Executive Office (Street and Number)
                          Duncan, South Carolina 29334
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                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; _X_
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. _X_
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. ___

 PART III- NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         One Price Clothing Stores, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2003 in the prescribed 45-day period. In view of the relative complexity of the Company's recently closed equity investment and its impact on the Company, the Company and its independent auditors will need additional time to complete their review of the transaction and the related disclosures.

PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification:


    Grant H. Gibson, Esq.                          (864)      433-8888
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         (Name)                                 (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes _X_  No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X_ No ___

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously reported net sales for the three-month and six-month periods ended August 2, 2003 of $76.9 million and $154.0 million, respectively, compared with $90.1 million and $177.4 million, respectively, for the corresponding periods ended August 3, 2002. These decreases in net sales are estimated to result in gross margin of approximately $11 million and $17 million less than the gross margin reported for the comparable three-month and six-month periods, respectively, last year. In addition, when excluding the favorable effect on earnings of forgiveness of debt of $5.4 million, the Company expects that its expenses for the three-month and six-month periods ended August 2, 2003 will approximate the level reported during the comparable periods last year. Therefore, the Company expects to report net losses of approximately $5.3 million and $10.6 million for the three-month and six-month periods ended August 2, 2003, respectively, as compared to net income of $0.1 million and $0.5 million, respectively, for the corresponding three-month and six-month periods last year.


                         ONE PRICE CLOTHING STORES, INC.
                        --------------------------------
                   Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 16, 2003                By: /s/Leonard M. Snyder
                                            ------------------------------------
                                            Leonard M. Snyder
                                            Chairman and Chief Executive Officer




                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).